August 22, 2007

Room 4561

Mr. Barry Shaked
President, Chief Executive Officer and
  Chairman of the Board of Directors
Retalix, Ltd.
10 Zarhin Street
Ra'Anana 43000 Israel

> **Re: Retalix, Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed June 21, 2007**
> **Form 6-K Filed May 21, 2007**
> **File No. 000-29742**

Dear Mr. Shaked:

We have reviewed your response to our letter dated August 3, 2007 in connection the above-referenced filings and have the following comment. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Consolidated Financial Statements

Consolidated Statements of Income, page F-5

1. We believe that the classification of revenues related to arrangements to deliver customized software accounted for under SOP 81-1 should be consistent with the inseparability of the software and the services imposed by GAAP. Please re-evaluate your compliance with Rule 5-03 of Regulation S-X in light of this guidance. This evaluation should include determining how to classify this revenue (e.g., separate line item) and whether your previous filings are in compliance with Rule 5-03.

* * * * * * *

   Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

   You may contact David Edgar, Staff Accountant, at (202) 551-3459 or me at (202) 551-3451 if you have any questions regarding this comment.

       Sincerely,

       Mark Kronforst
       Accounting Branch Chief